SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-22067

                           NOTIFICATION OF LATE FILING

(Check One):   Form 10-K       Form 11-K     Form 20-F     Form 10-Q
               |X|             |_|           |_|           |_|

[ ] Form N-SAR
         For Period Ended:
[ ] Transition Report on Form 10-K     Transition Report on Form 10-Q
[ ] Transition Report o                  [ ]  Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K       [ ]
     For the Transition Period Ended: _____________________________________
     Read attached instruction sheet before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  National Auto Finance Company, Inc.
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Former name if applicable

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Address of principal executive office (Street and number) 621 N.W. 53rd Street, Suite 200
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City, state and zip code Boca Raton, Florida  33487
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X] (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;
     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed).

     The Company has been engaged in a detailed review and analysis of factors impacting the performance of its portfolio of non-prime automobile installment sales contracts, including extensive computer modeling, pursuant to Statement of Financial Accounting Standards No. 125 ("FAS 125"). The Company has been and is being assisted in this review process by KPMG Peat Marwick LLP ("KPMG"), the Company's outside auditors. Although the Company has made diligent efforts to complete this review and analysis with KPMG by the due date for filing the Annual Report on Form 10-K for the year ended December 31, 1997, the Company was not able to complete this process by such due date without unreasonable effort or expense.

                                    PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      Kevin G. Adams               (561)                      997-2413
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      (Name)                       (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X]  Yes  [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X]  Yes  [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's results of operations for the three and twelve months ended December 31, 1997 are anticipated to have changed significantly from the corresponding periods for the 1996 fiscal year, due to the significant growth of the Company and due to the significant change in accounting rules applicable to the Company in fiscal year 1997 under FAS 125, as compared to the accounting rules previously in effect in fiscal year 1996. Nevertheless, because the review and analysis described above has not been completed, a reasonable estimate of such results cannot be made.

                      National Auto Finance Company, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 31, 1998                          By  /s/ Kevin G. Adams
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                                                       Kevin G. Adams
                                                       Senior Vice President,
                                                         Finance